November 28, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form S-1/A

Filed November 9, 2018

File No. 333-226627

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 15, 2018 addressed to Mr. Koichi Ishizuka , the Company’s President, with respect to the Company’s filing of its S-1/A on November 9, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Registration Statement on Form S-1/A, Filed November 9, 2018

Exhibit 5.1, Legal Opinion, page 28

1. Please have counsel revise his legal opinion filed as Exhibit 5.1 to reflect, if true, that the shares being offered by the selling shareholders are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Company Response:

Counsel has provided the Company a revised opinion letter which we have attached herein as exhibit 5.1.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 28, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President